Exhibit 99.1

Itamar™ Medical Implements Broad Range of Actions in Response to COVID-19 Pandemic

CAESAREA, Israel, March 20, 2020 -- Itamar Medical Ltd. (Nasdaq: ITMR) (TASE: ITMR), a medical technology company focused on the development and commercialization of non-invasive medical devices to aid in the diagnosis of respiratory sleep disorders, today released the following letter from its President and CEO, Glick Glick.

To Our Stakeholders:

Itamar Medical shares its heartfelt empathy with the communities impacted worldwide by the Coronavirus (COVID-19).

As COVID-19 continues to spread globally, our primary concern remains the health and safety of our employees, customers and their patients globally.

With that in mind, our non-production employees are working from home using remote access and video conferencing technology to ensure that we are able to continue to achieve our annual business objectives.

Prior to the outbreak of COVID-19, as part of Itamar Medical’s regular business continuity plan, our inventory included a material safety stock, which has allowed us to meet all commitments to date despite early supply chain disruptions in China. We remain in constant communication with our vendors around the world, primarily in China, and are encouraged that shipments are back on track to meet current demand.

Our manufacturing site in Israel continues to operate at full capacity with a focus on accelerating production of our disposable WatchPAT ONE™ product line. Unless otherwise directed by the Israeli government, we believe that we are well-positioned to continue shipping products. To ensure business continuity, we have implemented procedures to align with new orders and to protect the safety and health of our employees, customers and patients.

In terms of customer demand, we have seen global resilience for our products in the first quarter, with the exceptions of Italy, Spain and China. Based on current demand trends, we do not expect a material impact to our first quarter financial results.

The recent government response to the crisis and restrictions on mobility and access to hospitals in the U.S., as well as the recent COVID-19 Mitigation Strategies issued by the American Academy of Sleep Medicine (AASM)[1], have impacted regular business activities of our customers. They are unable to conduct their usual business primarily due to: (1) increased challenge of using a traditional in-lab sleep testing, which is driving the shift to Home Sleep Apnea Testing; (2) heightened risk of patient infection from reusable Home Sleep Apnea Tests, in particular those with nasal cannula and explicit direction by the AASM to only consider disposable HSAT; and (3) required preparation for a potential emergency response of key respiratory personnel, who typically manage sleep labs.

1 https://aasm.org/covid-19-mitigation-strategies-sleep-clinics-labs

As a severe sleep breathing disorder, sleep apnea may exacerbate the severity of respiratory complications and create long-term damage to the lung function of COVID-19 patients. While our corporate mission is to ensure that all patients with sleep apnea are accurately diagnosed and effectively treated, we are cognizant that achieving these goals may be more urgent than ever in sleep apnea patients at increased risk for developing COVID-19. We will continue our ongoing efforts to make our single-use WatchPAT ONE and the Digital Health Platform we have developed as broadly available as possible in order to support continued at-home diagnosis of sleep apnea and delivery of therapy during this time when millions of Americans are being told not to leave their homes except for essential reasons.

Itamar Medical has a strong cash position. As of December 31, 2019, we had cash and cash equivalents of $15.1 million. This does not include the net proceeds of $35.5 million from the recently completed public offering in February 2020. We will be continually evaluating this situation and do whatever is necessary to navigate the changing market environment.

Please contact us with any questions.

Sincerely,

Gilad Glick

President and CEO

Itamar Medical

About Itamar Medical Ltd.

Itamar Medical is a medical technology company focused on the development and commercialization of non-invasive medical devices to aid in the diagnosis of respiratory sleep disorders. Itamar Medical commercializes a digital healthcare platform to facilitate the continuum of care for effective sleep apnea management with a focus on the core sleep, cardiology and direct to consumer markets. Itamar Medical offers a Total Sleep Solution to help physicians provide comprehensive sleep apnea management in a variety of clinical environments to optimize patient care and reduce healthcare system costs. Itamar Medical is a public company traded on the Nasdaq and on the Tel Aviv Stock Exchanges, and is based in Caesarea, Israel with U.S. headquarters based in Atlanta, GA. For additional information visit www.itamar-medical.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss our ability to continue production and shipping products or to meet future demand, we are using forward looking statements. In particular, currently there is significant uncertainty relating to the spread of COVID-19 in countries in which we operate, and related governmental actions, including closures, shut-downs and travel or other limitations, in the counties in which we operate. Because such forward looking statements deal with future events, they are subject to various risks, uncertainties and assumptions, including events and circumstances out of Itamar Medical's control and actual results, expressed or implied by such forward-looking statements, could differ materially from Itamar Medical's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, developments in the global market environment due to the novel Corona Virus outbreak, as well as risks, uncertainties and assumptions discussed from time to time by Itamar Medical in reports filed with, or furnished to, the U.S. Securities and Exchange Commission (“SEC”) and the Israel Securities Authority (“ISA”), including in the Company’s latest Annual Report on Form 20-F and in the Company’s final prospectus filed under Rule 424(b) on January 31, 2020, which are on file with the SEC and the ISA. Except as otherwise required by law, Itamar Medical undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact:

David Carey

Lazar FINN Partners

david.carey@finnpartners.com

212-867-1768

Eran Gabbai, Partner

Galbert-Kahana Investor Relations and Public Relations

Tel: +972-54-2467378

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